UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

2025 Equity Incentive Plan

On October 3, 2025, the Board of Directors of HUHUTECH International Group Inc. (the “Company”) approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective on October 3, 2025. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

2024 Equity Incentive Plan

On January 13, 2025, the Company issued an aggregate of 2,000,000 ordinary shares of the Company (the “Shares”) under Company’s 2024 Equity Incentive Plan to certain employees of the Company as compensation for their continued service in the Company. The Shares were issued pursuant to a registration statement on S-8 (File No. 333-283692).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: October 3, 2025	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	HUHUTECH International Group Inc. 2025 Equity Incentive Plan

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